EXHIBIT 4.11

Expatriate assignment agreement – Mr Ross E Pinney (as Executive General Manager, Financial Services Europe).

PEOPLE & CULTURE
27/500 Bourke Street
MELBOURNE VIC 3000

Direct Telephone:	61 3 8641 3434
Direct Fax:	61 3 8641 4932

23rd of June 2004

Mr R Pinney
National Australia Bank Limited
Level 34
500 Bourke Street
Melbourne Vic 3000

Dear Ross

I am pleased to confirm your appointment to the United Kingdom as Executive General Manager Financial Services Europe.  During this expatriate assignment you will remain an employee within the Office of the CEO of the National in Australia, seconded to the National in the United Kingdom.

Your remuneration and other assignment conditions will be determined in accordance with the Group’s Expatriate Policy.  A copy of the current policy is attached which may be amended from time to time.  The policy document is essential reading for you to enable you to become familiar with the remuneration and benefits that will apply to your expatriate appointment, as well as the relocation procedures that will be required.

Term of Appointment

Your overseas assignment commenced on 1 February 2004 for an initial period to 3 years; however, the Group reserves the right to amend the term at any time and for any reason.

A summary of the terms and conditions specific to your assignment is attached at the end of this letter and should be referred to in conjunction with the following:

REMUNERATION AND BENEFITS

Fixed Remuneration

A separate international pay structure operates for expatriates and is called Expatriate Net Pay (ENP).  A current and previous ENP worksheet is enclosed, and a detailed explanation of the methodology is included in the attachment.  The ENP is calculated from your current home country total remuneration. Please note that the “Expatriate Allowance” does not apply for your assignment to the United Kingdom.

Superannuation

You will remain a member of your Australian superannuation fund.  The home country will continue to make appropriate company contributions during your overseas assignment.

Performance Incentive

Bonus will be determined on achievement against objectives agreed with your Manager.  Bonus will be paid in the home country and tax equalised.  Should you have been working in the home country for a proportion of the bonus period, this performance will also be taken into consideration.

Options/Share Schemes

Consideration will be in accordance with the eligibility criteria of each home country plan (as applicable).  This benefit will be tax equalised.

Annual Leave

Expatriate annual leave entitlement of twenty (20) working days per annum will apply.

Home Leave

One (1) home leave benefit will accrue after each completed year of expatriate service.  This benefit is provided at first class travel.

Health Insurance

The National Group’s global provider Marsh Pty Ltd will provide Health Insurance.

Housing, Furniture and Utilities

Housing and furnishings will be provided, benchmarked in terms of the Group Expatriate Policy, should alternative accommodation not be available.  You will however be responsible for all utilities (gas, electricity, etc.) although initial connection fees are reimbursable.

Motor Vehicle

Denise Reid will provide a motor vehicle for your use.

Tax Return Preparation

Ernst & Young will prepare your home country and host country income tax return for each year of expatriate assignment, including year of repatriation to home country.

During the term of your overseas assignment, the National Group will meet the cost of storing and insuring your furniture and personal effects in Australia, including one motor vehicle.

If this letter and enclosed policy are acceptable to you, please sign the attached copy and return to me.

I take this opportunity to wish you success on your overseas assignment and in your new position.

Yours sincerely

Colleen Harris
Practice Leader

Remuneration & Benefits

People & Culture

cc	Denise Reid

I, Ross Pinney, have read the enclosed documentation and acknowledge that:

1.               I understand and accept the terms and conditions outlined in this letter and agree not to discuss this information to other employees or international assignees within the National.

2.               I agree to abide by the Expatriate Policy and associated attachments and agree not to discuss this information to other employees or international assignees within the National.

3.               I understand that I must abide by the terms and conditions of all visas and work permits granted to enable me to perform the work required for this assignment.

4.               I declare where I have provided personal information about an individual (such as myself, family, relative, solicitor or contact person), I have made, or will immediately make, the individual aware of that fact and:

•             that their personal information has been collected by the National Australia Bank Group organisation for the purposes of my international assignment;

•             that their personal information may be disclosed to other organisations involved in the relocation, management or administration of my international assignment, as required by law or with their consent;

•             that I may not be able to obtain some services as part of the international assignment if that individual’s personal information is not provided;

•             that the individual can gain access to their personal information by contacting International Assignment Services.

Signature

[Original signed]

Date

7.7.04

SUMMARY OF MAIN TERMS OF INTERNATIONAL ASSIGNMENT

EMPLOYEE NAME:	Ross Pinney

HOME BUSINESS UNIT:	Office of the CEO – Australia

HOST BUSINESS UNIT:	Financial Services Europe

HOST LOCATION:	London, United Kingdom

DATE OF COMMENCEMENT OF ASSIGNMENT:	1 February 2004

PERIOD OF ASSIGNMENT:	3 years

HOME COUNTRY TOTAL REMUNERATION:	TEC AUD740,000 per annum

HOUSING ALLOWANCE:	up to GBP 4,500 per month

ANNUAL LEAVE:	20 working days per year